FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, July 27, 2020

Ger. Gen. N°11/ 2020

Mr. Joaquín Cortés H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Financial Market Commission (“CMF” in Spanish), and as duly authorized on behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), I hereby inform you as significant event that on July 27, 2020, the Board of Directors of Enel Chile SA (“Enel Chile” or the “Company”), by unanimity of its members, decided to propose in the corresponding corporate instances to its subsidiary Enel Generación Chile S.A. (“Enel Generación”), the update of both schedule and budget of the works of Los Cóndores project indicating as a new completion term the last quarter of 2023, followed by the commissioning and commercial operation of the generation units of the aforementioned project, with a total investment value of US$ 1,152 million. The above represents an estimated increase of US$ 195 million in the project budget, compared to the budget managed by that subsidiary.

The update of the project in the indicated terms implies direct financial effects for Enel Chile that are estimated in US$ 195 million. It is not possible to determine at this date the financial effect of the longer operational start-up term, which will depend, among others, on the future price of the marginal cost, the price of the current contracts, the energy and power demand, maintenance and dispatch of other units of the system managed by the National Electric Coordinator, the exchange rate and the price of fuels.

Sincerely,

Paolo Pallotti

Chief Executive Officer

Enel Chile S.A.

c.c.: Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander –Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: July 27, 2020